[SRZ LETTERHEAD]

August 19, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505

Attention: Linda B. Stirling

Re:	GLG Investment Series Trust
Pre-Effective Amendment No. 2 to the Registration Statement
on Form N-1A (File Nos. 811-22360 and 333-163462)

Ladies and Gentlemen:

On behalf of GLG Investment Series Trust (the "Trust"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission") Pre-Effective Amendment No. 2 to the Trust's Registration Statement on Form N-1A (the "Amendment") pursuant to requirements of the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended.    The Amendment is being filed solely for the purpose of updating the name of the series identifier on EDGAR.

The Trust is seeking to commence its initial public offering on or about August 19, 2010.  Accordingly, we would appreciate every effort the staff of the Commission could make so as to enable the Registration Statement to be declared effective on or before that date.

Please call me at 212-756-2131 with any comments on the Registration Statement or if you have any questions regarding this filing.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George M. Silfen
George M. Silfen